

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2014

Via E-mail
Mr. Charles C. Baker
President and Chief Executive Officer
ZipRealty, Inc.
2000 Powell Street, Suite 300
Emeryville, CA 94608

> **Re:** **ZipRealty, Inc.**
> **Schedule 14D-9**
> **Filed July 16, 2014**
> **File No. 005-80398**

Dear Mr. Baker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure to eliminate disclaimers of responsibility by the company and its financial advisor for information appearing in the document.

2. Please confirm that you intend to file and transmit to securityholders the information required by Rule 14f-1, or advise.

Merger Agreement, page 2

3. Disclosure states that the representations, warranties and covenants contained in the merger agreement were made only for the purposes of that agreement and were made

solely for the benefit of the parties. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Certain Company Forecasts, page 36

4.   Please eliminate statements that the forecasts should not be relied on.

5.   Please disclose the reconciliation required by Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
         Brett E. Cooper, Esq.
         Orrick, Herrington & Sutcliffe LLP